EXHIBIT 99.2

MILESTONE ESCROW AGREEMENT

This Milestone Escrow Agreement (the “Agreement”), dated as of May 11, 2010, is entered into by and among HepaLife Technologies, Inc., a Florida corporation (the “Company”), having a place of business at 850 Third Avenue, Suite 1801, New York, New York 10022, the party listed on Schedule A attached hereto that is a stockholder of the Company (the “Stockholder”), having an address at 200 East 57th Street, Suite 11N, New York, New York 10022, and Alfred V. Greco, PLLC as escrow agent (hereinafter referred to as the “Escrow Agent”), having an address at 199 Main Street, White Planes, New York 10601.

WHEREAS, the Company is a party to an Agreement and Plan of Merger (the “Merger Agreement”), dated the date hereof by and among the Company, HT Acquisition Corp., a Delaware corporation (“Merger Sub”), and AquaMed Technologies, Inc., a Delaware corporation ("AquaMed") pursuant to which Merger Sub shall be merged with and into AquaMed with AquaMed surviving as a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, in connection with the Merger, the stockholders of AquaMed shall exchange all of their shares of common and preferred stock in AquaMed for an aggregate of 84,800,000 shares of common stock, $.001 par value per share, of the Company (“HepaLife Common Stock”), of which 10,000,000 shares of HepaLife Common Stock (the “Stockholder Merger Consideration”) shall be received by the Stockholder, a Delaware limited liability company that will be owned by Matthew Harriton immediately prior to the Merger;

WHEREAS, in order to facilitate the consummation of the transactions contemplated by the Merger Agreement the Stockholder has agreed to deposit 3,000,000 shares of the Stockholder Merger Consideration received by it (the “Escrow Shares”) in escrow and the execution and delivery of this Agreement;

WHEREAS, the Escrow Agent has agreed to act as escrow agent pursuant to the terms and conditions of this Agreement; and

WHEREAS, all capitalized terms used but not defined herein shall have the meanings assigned them in the Merger Agreement;

NOW, THEREFORE, in consideration of the mutual promises of the parties and the terms and conditions hereof, the parties hereby agree as follows:

1.           Appointment of Escrow Agent. The Stockholder and the Company hereby appoint Alfred V. Greco, PLLC as escrow agent to act in accordance with the terms and subject to the conditions set forth in this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with such terms and conditions.

2.           Establishment of Escrow. As soon as practicable after the execution of this Agreement, the Company will instruct its transfer agent at the address set forth on Schedule A hereto to deliver to the Escrow Agent one or more certificates evidencing the Escrow Shares.  If requested by the transfer agent, the Stockholder will deliver to the Escrow Agent within 10 days of such request one stock power executed in blank with a medallion signature guarantee with respect to the Escrow Shares (the “Escrow Powers”). The Escrow Shares and the Escrow Powers are hereinafter referred to collectively as the “Escrow Deposit.”

3.           Representations of the Stockholder. The Stockholder hereby represents and warrants as follows:

(a)           The Stockholder is the record and beneficial owner of the Escrow Shares, free and clear of any and all Liens.  The Stockholder has the power and authority to execute and deliver this Agreement and to deliver the Escrow Shares and Escrow Powers as contemplated hereby. This Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other person or entity is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by the Stockholder.

(c)           The performance by the Stockholder of this Agreement and the compliance by the Stockholder with the provisions hereof will not violate any provision of any applicable law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, the Escrow Shares deposited hereunder by the Stockholder pursuant to the terms of any indenture, mortgage, deed of trust or other agreement or instrument binding upon the Stockholder.

4.           Disbursement of Escrow Deposit.

(a)           In the event that any of the escrow release conditions are satisfied from time to time in accordance with the criteria set forth on Exhibit A hereto, then the Company and the Stockholder shall provide the Escrow Agent with written instructions.  Such written instructions shall specify the amount of Escrow Shares to be released from escrow (the “Released Shares”) upon receipt of such a notice, the Escrow Agent shall deliver one or more certificates evidencing the Released Shares to either (i) the Stockholder (if the notice provides that all of the Escrow Shares are to be released) or (ii) to the Company’s transfer agent (if the notice provides that less than all of the Escrow Shares are to be released).  In the event that less than all of the Escrow Shares are to be released, then simultaneously with such notice, the Company shall provide the transfer agent with written instructions to deliver one or more certificates evidencing the Released Shares to the Stockholder and one or more certificates evidencing the remaining unreleased Escrow Shares to the Escrow Agent.  In such circumstances, if requested by the transfer agent, the Escrow Agent shall also deliver to the transfer agent the Escrow Powers and the Stockholder shall promptly deliver new Escrow Powers to the Escrow Agent.

(b)           In the event that any Escrow Shares shall remain in escrow thirty-seven (37) months following the Closing Date, then the Escrow Agent shall deliver the remaining Escrow Deposit to the Company.  In the event of a release of the Escrow Deposit to the Company pursuant to this Section 4(b), any and all of the Stockholder's right, title and interest in and to remaining Escrow Shares shall be canceled, terminated and extinguished by the Company and the remaining Escrow Shares shall be rendered null and void and of no further force and effect. Upon receipt of the Escrow Deposit pursuant to this Section 4(b), the remaining Escrow Shares shall be marked “Cancelled” by the Company.

5.           Voting, Dividends and Liquidation. So long as the Escrow Agent holds any Escrow Shares:

(a)           Such Escrow Shares shall have all voting rights to which the shares of Common Stock are entitled, and the Stockholder shall be entitled to vote such Escrow Shares at any meeting of stockholders of the Company.

(b)           Any dividends paid on such Escrow Shares shall be paid to the Escrow Agent by checks of the Company made payable to the Escrow Agent with a notation of this Agreement thereon and any such dividends shall be held pursuant to the terms of this Agreement. The Escrow Agent shall treat such dividends as Escrow Deposit, available for distribution under the terms of Section 4 above. The Escrow Agent shall place the dividends in a non-interest bearing escrow account. In connection with the release of such Escrow Shares, the dividends thereon will be disbursed from the escrow account to the recipient of the related Escrow Shares pursuant to Section 4 above.

(c)           Stock dividends on, and shares resulting from stock splits of, such Escrow Shares shall be delivered to the Escrow Agent and shall be held pursuant to this Agreement and distributed in connection with the release of the related Escrow Shares to the recipient thereof pursuant to Section 4 hereof.

(d)           The Stockholder agrees that in the event of dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Company’s assets or securities (including by way of tender offer), or any transaction or proceeding with any third party that results in the distribution of the assets or securities of the Company, the Stockholder will share in the distribution, in proportion to the number of shares of equity securities of the Company that the Stockholder then owns at the time of the distribution, which shall include the Escrow Shares adjusted for stock splits, stock dividends, recapitalizations and the like.

6.           Interpleader. Should any controversy arise among the parties hereto with respect to this Agreement or with respect to the right to receive the Escrow Shares, the Escrow Agent, in its sole discretion shall have the right to consult counsel and/or to institute an appropriate interpleader action to determine the rights of the parties. Any interpleader action instituted pursuant to this Section 6 shall be filed in any court of competent jurisdiction in New York County, New York, and the Escrow Deposit shall be deposited with the court and in such event the Escrow Agent shall be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement with respect to the Escrow Deposit.

7.           Exculpation and Indemnification of the Escrow Agent.

(a)           The Escrow Agent is not a party to, and is not bound by or charged with notice of any agreement out of which this escrow may arise. The Escrow Agent acts under this Agreement as a depositary only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of the escrow, or any part thereof, or for the form or execution of any notice given by any other party hereunder, or for the identity or authority of any person executing any such notice. The Escrow Agent will have no duties or responsibilities other than those expressly set forth herein. The Escrow Agent will be under no liability to anyone by reason of any failure on the part of any party hereto (other than the Escrow Agent) or any maker, endorser or other signatory of any document to perform such person’s or entity’s obligations hereunder or under any such document. Except for this Agreement and instructions to the Escrow Agent pursuant to the terms of this Agreement, the Escrow Agent will not be obligated to recognize any agreement between or among any or all of the persons or entities referred to herein, notwithstanding its knowledge thereof.

(b)           The Escrow Agent will not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, and may rely conclusively on, and will be protected in acting upon, any order, notice, demand, certificate, or opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities shall be implied, including, but not limited to, any obligation under or imposed by any laws of the State of New York upon fiduciaries.

(c)           The Escrow Agent will be indemnified and held harmless by the Company from and against any expenses, including reasonable attorneys’ fees and disbursements, damages or losses suffered by the Escrow Agent in connection with any claim or demand, which, in any way, directly or indirectly, arises out of or relates to this Agreement or the services of the Escrow Agent hereunder; except, that if the Escrow Agent is guilty of willful misconduct, fraud or gross negligence under this Agreement, then the Escrow Agent will bear all losses, damages and expenses arising as a result of such willful misconduct, fraud or gross negligence. Promptly after the receipt by the Escrow Agent of notice of any such demand or claim or the commencement of any action, suit or proceeding relating to such demand or claim, the Escrow Agent will notify the other parties hereto in writing. For the purposes hereof, the terms “expense” and “loss” will include all amounts paid or payable to satisfy any such claim or demand, of in settlement of any such claim, demand, action, suit or proceeding settled with the express written consent of the parties hereto, and all costs and expenses, including, but not limited to, reasonable attorneys’ fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding. The provisions of this Section 7 shall survive the termination of this Agreement.

8.           Compensation of Escrow Agent. The Company shall pay the Escrow Agent a fee equal to $3,000 for its services hereunder (the “Escrow Agent Fee”).  The Escrow Agent Fee shall be paid upon the execution of this Agreement.

9.           Resignation of Escrow Agent. At any time, upon thirty (30) days’ written notice to the Company, the Escrow Agent may resign as escrow agent hereunder upon the appointment of a successor escrow agent reasonably satisfactory to the parties hereto. Upon the appointment of a successor escrow agent jointly selected by the Company and the Stockholder, the Escrow Agent will promptly deliver to such successor escrow agent the Escrow Deposit, at which point the resigning Escrow Agent shall have no further duties or obligations hereunder. If, by the end of the 30-day period following the giving of notice of resignation by Escrow Agent, no successor escrow agent has been appointed, the Escrow Agent may interplead the Escrow Deposit into the registry of any court having jurisdiction.

10.           Records. The Escrow Agent shall maintain accurate records of all transactions hereunder. Promptly after the termination of this Agreement or as may reasonably be requested by the parties hereto from time to time before such termination, the Escrow Agent shall provide the parties hereto, as the case may be, with a complete copy of such records, certified by the Escrow Agent to be a complete and accurate account of all such transactions. The authorized representatives of each of the parties hereto shall have access to such books and records at all reasonable times during normal business hours upon reasonable notice to the Escrow Agent.

11.           Notice. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice.  Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The addresses for such communications shall be:

(b)          If to the Company, to:

HepaLife Technologies, Inc.
850 Third Avenue
Suite 1801
New York, NY 10022
Attention:  President
Facsimile:  646-218-1401

With a copy (which shall not constitute notice hereunder) to:

Haynes and Boone, LLP
1221 Avenue of the Americas
Suite 2600
New York, NY 10020
Attention:  Rick A. Werner, Esq.
Facsimile:  (212) 884-8234

(b)          If to the Stockholder, to:

12th Street Financial, LLC
200 East 57th Street, Suite 11N
New York, New York 10022
Attention:  Matt Harriton
Facsimile:  (646) 349-5870

(c)          If to the Escrow Agent, to:

Alfred V. Greco, PLLC
199 Main Street
White Plains, New York 10601
Attention:  Alfred V. Greco
Facsimile:  (914) 682-3635

or to such other address as any of them shall give to the others by notice made pursuant to this Section 11.

12.           Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.           Assignment and Modification. This Agreement and the rights and obligations hereunder of any of the parties hereto may not be assigned without the prior written consent of the other parties hereto; provided, however, the rights and obligations of the Stockholder may be assigned to its sole member. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. No other person will acquire or have any rights under, or by virtue of, this Agreement. No portion of the Escrow Deposit shall be subject to interference or control by any creditor of any party hereto, or be subject to being taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such party hereto prior to the disbursement thereof to such party hereto in accordance with the provisions of this Agreement. This Agreement may be changed or modified only with the prior written consent of the parties hereto. Any such amendment or modification shall be in writing signed by all of the parties hereto.

14.           Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein. Any litigation concerning the subject matter of this agreement shall be exclusively prosecuted in the courts of New York County, New York, and all parties consent to the exclusive jurisdiction and venue of those courts.

15.           Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

16.           Attorneys’ Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party (unless such other party is the Escrow Agent), which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief that may be awarded.

17.           Duration. This Agreement shall terminate on the distribution by the Escrow Agent of all of the Escrow Deposit.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

COMPANY:
HEPALIFE TECHNOLOGIES, INC.

By:
Name: Richard Rosenblum
Title: President

ESCROW AGENT:
ALFRED V. GRECO, PLLC, as Escrow Agent

By:
Name:
Title:

STOCKHOLDER:
12TH STREET FINANCIAL LLC

By:
Name: Matthew Harriton
Title:

Signature Page to Escrow Agreement

SCHEDULE A to
ESCROW AGREEMENT

ADDRESS OF TRANSFER AGENT

Holladay Stock Transfer, Inc.
2939 North 67th Place
Suite C
Scottsdale, AZ 85251

EXHIBIT A

ESCROW RELEASE CONDITIONS

12th Street will sell 400,000 shares of Aquamed Technologies common stock for 10 million shares of HPLF (the “Company”) common stock. Of the 10 million HPLF shares, 3 million will be placed in Escrow for up to 3 years to be released as follows:

1.
If the Company achieves Adjusted EBITDA Target(as defined herein) as illustrated in the table below, then the amount of shares for each respective period held in escrow shall be released within 30 days subsequent to the state time period:

Time Period	Adjusted EBITDA Target(a)	Target Number of Shares
12 months post closing	$1.8 million	1,000,000
Months 13 – 24 post closing	$3.9 million	2,000,000 less shares released prior period
Months 25-36 post closing	$7.4 million	Up to 3,000,000 less shares released prior periods

a)	These amounts represent 80% of the amounts presented in the projections.

2.	In the event the Adjusted EBITDA is not met or is exceeded, then the amount of the shares to be released from escrow shall be based on the following formula for the respective time periods:

 [Actual EBITDA]
[Adjusted EBITDA Target]        X    Target Number of Shares

For purposes of this agreement, Adjusted EBITDA Target shall be define as EBITDA as defined by generally accepted accounting principals for a similar business in a similar industry, to which any compensation taken by senior management (Board members, Officers of the Company, or Affiliates thereof), excluding Matthew Harriton, shall be added back. Adjusted EBITDA Target and any other calculations or determinations with respect to milestone achievements shall be calculated or determined by Matthew Harriton and presented in writing to the Company for acknowledgement. Such acknowledgement shall not be unreasonably withheld or delayed by the Company.

3.	The following table outlines other conditions and the amount of stock to be released (if remaining in Escrow) associated with each:

Time period	Milestone Event (b)	Amount of shares released
Within 12 months from closing	Lidocaine patch initial FDA filing	1,000,000
	Distribution agreement signed for Lidocaine patch	1,000,000
	Launch of Lidocaine patch outside US	1,000,000
	Development agreement for liver product	750,000
	Sale of company	All remaining shares in Escrow
Within 36 months of closing	Lidocaine patch initial FDA filing	500,000
	Distribution agreement signed for Lidocaine patch	500,000
	Launch of Lidocaine patch outside US	500,000
	Development agreement for liver product	500,000
	Launch of Lidocaine patch in Western Europe or US	All remaining shares in Escrow
	Sale of company	All remaining shares in Escrow

(b) any agreement or contract associated with any Milestone Event must receive the approval of the Company’s board of directors.